SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 6)(1)

                                   OPTI, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    683960108
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                            Scott B. Bernstein, Esq.,
                               Caxton Corporation,
                              315 Enterprise Drive
                          Plainsboro, New Jersey 08536
                                 (609) 936-2580
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                  July 7, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_| .

            Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 13 Pages)

-----------------

   (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 683960108               SCHEDULE 13D                Page 2 of 13 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Caxton International Limited
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      British Virgin Islands
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        0
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            611,272
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        611,272
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      611,272
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      5.2%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 683960108               SCHEDULE 13D                Page 3 of 13 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Caxton Equity Growth LLC
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        0
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            20,311
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        20,311
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      20,311
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.2%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 683960108               SCHEDULE 13D                Page 4 of 13 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Caxton Equity Growth (BVI) Ltd
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      British Virgin Islands
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        0
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            45,317
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        45,317
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      45,317
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.4%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 683960108               SCHEDULE 13D                Page 5 of 13 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Caxton Associates, L.L.C. 22-3430173
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      Not Applicable
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        0
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            676,900
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        676,900
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      676,900
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      5.8%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 683960108               SCHEDULE 13D                Page 6 of 13 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Bruce S. Kovner
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      Not Applicable
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        0
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            676,900
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        676,900
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      676,900
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      5.8%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

      This Amendment 6 to Schedule 13D relates to the Common Stock, par value $.01 per share (the "Common Stock"), of OPTi, Inc., a California corporation (the "Company"), 888 Tasman Drive, Milpitas, CA 95035.

Item 2: Identity and Background

Item 2 of the Schedule 13D is hereby amended and replaced by the following:

"(a) This statement is filed by Caxton International Limited, a British Virgin Islands corporation ("Caxton International"), Caxton Equity Growth LLC, a Delaware limited liability company ("Caxton Equity Growth"), Caxton Equity Growth (BVI) Ltd., a British Virgin Islands corporation ("Caxton Equity Growth (BVI)"), Caxton Associates, L.L.C., a Delaware limited liability company ("Caxton Associates"), and Mr. Bruce Kovner.

"(b)

      (i) The address of Caxton International is c/o Prime Management Limited, Mechanics Building, 12 Church Street, Hamilton HM11, Bermuda.

      (ii) The address of Caxton Equity Growth is c/o Caxton Corporation, 315 Enterprise Drive, Plainsboro, New Jersey 08536.

      (iii) The address of Caxton Equity Growth (BVI) is c/o Prime Management Limited, Mechanics Building, 12 Church Street, Hamilton HM11, Bermuda.

      (iv) The address of Caxton Associates is c/o Caxton Corporation, 315 Enterprise Drive, Plainsboro, New Jersey 08536.

      (v) The business address of Mr. Kovner is 667 Madison Avenue, New York, NY 10021.

"(c)

      (i) The principal business of Caxton International is engaging in the trading and investing in international currency, financial and commodity interests and securities, as well as other investments.

      (ii) The principal business of Caxton Equity Growth is engaging in the trading and investing of primarily U.S. Exchange traded securities of U.S. issuers and, to a lesser extent, foreign issuers.

      (iii) The principal business of Caxton Equity Growth (BVI) is engaging in the trading and investing of primarily U.S. Exchange traded securities of U.S. issuers and, to a lesser extent, foreign issuers.

      (iv) Caxton Associates is the trading advisor to Caxton International and Caxton Equity Growth (BVI) and the managing members of Caxton Equity Growth.

      (v) The principal occupation of Mr. Kovner is Chairman of Caxton Corporation, a Delaware corporation, the address of which is 667 Madison Avenue, New York, NY 10021. Caxton Corporation is the manager and majority owner of Caxton Associates.

      "(d) No person filing this statement has during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanor).

      "(e) No person filing this statement has during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such a proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to Federal or state securities laws or finding any violation with respect to such laws.

      "(f)  Mr. Kovner is a United States citizen."

Item 3: Source and Amount of Fund or Other Consideration.

      Item 3 of the Schedule 13D is hereby amended and supplemented by inserting the following paragraphs at the end thereof:

      "A net aggregate of $1,042,685.08 (excluding commissions, if any) was received in a series of transactions pursuant to which Caxton International sold shares (of Common Stock) since February 2, 2000.

      "A net aggregate of $94,083.85 (excluding commissions, if any) was paid in a series of transactions pursuant to which Caxton Equity Growth LLC acquired and sold shares (of Common Stock) since February 2, 2000. The purchase price was paid out of Caxton Equity Growth's working capital."

      "A net aggregate of $215,445.18 (excluding commissions, if any) was paid in a series of transactions pursuant to which Caxton Equity Growth (BVI) Ltd. acquired shares (of Common Stock) since February 2, 2000. The purchase price was paid out of Caxton Equity Growth (BVI)'s working capital."

Item 4: Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by replacing it with the following two paragraphs:

            "The persons filing this Report have supported recent actions taken by the Company to restore its profitability but, (a) continue to believe that the Common Stock is under-valued, and (b) are concerned about how management has indicated it may deploy available cash, and (c) believe that management should take further steps to enhance shareholder value, which should include considering the following: (i) the sale of the company in its entirety, (ii) the distribution of any publicly traded equity securities held by the company to its shareholders, (iii) the distribution of all cash not needed for operations and current liabilities to the shareholders, and (iv) the establishment of a liquidating trust into which all the assets of the corporation will be contributed. The persons filing this Report are also examining all of their options with respect to the possibility of taking actions, which they believe will enhance shareholder value. Any such actions could relate to or result in one or more of the matters referred to in paragraphs (a) through (j) of
      Item 4 of Schedule 13D.

            "Each of the persons filing this Report also reserves the right to purchase or otherwise acquire additional Common Stock or to sell or otherwise dispose of Common Stock owned by it, in each case in open market or privately negotiated transactions or otherwise."

Item 5: Interest in Securities of the Issuer.

      Subparagraph (a) of Item 5 of the Schedule 13D is hereby amended and replaced by the following:

    "(i) Caxton International beneficially owns 611,272 shares of Common Stock (the "Shares"), approximately 5.2% of the total shares of Common Stock issued and outstanding. This percentage reflects the acquisition of the additional Shares and sale of Shares being reported hereunder.

      "(ii) Caxton Equity Growth beneficially owns 20,311 shares of Common Stock (the "Shares"), approximately 0.2% of the total shares of Common Stock issued and outstanding. This percentage reflects the acquisition of the additional Shares and sale of Shares being reported hereunder.

      "(iii) Caxton Equity Growth (BVI) beneficially owns 45,317 shares of Common Stock (the "Shares"), approximately 0.4% of the total shares of Common Stock issued and outstanding. This percentage reflects the acquisition of the additional Shares being reported hereunder."

      Subparagraph (b) of Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following paragraph:

"Caxton Associates is the trading advisor to Caxton International and Caxton Equity Growth (BVI), and the managing member of Caxton Equity Growth (together with Caxton International, Caxton Equity Growth and Caxton Equity Growth (BVI), the "Caxton Accounts") and, as such, has voting and dispositive power with respect to the investments of the Caxton Accounts.

"Mr. Kovner is the Chairman and sole shareholder of Caxton Corporation. Caxton Corporation is the manager and majority owner of Caxton Associates. As a result of the foregoing, Mr. Kovner may be deemed beneficially to own the securities of the Issuer owned by the Caxton Accounts.

      Subparagraph (c) of Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following paragraph at the end thereof:

      "Caxton International, Caxton Equity Growth and Caxton Equity Growth (BVI) acquired additional shares and sold shares of Common Stock in a series of open market transactions effected primarily with independent brokers and, to a lesser extent, directly with market makers utilizing the NASDAQ System, between February 2, 2000 and July 11, 2000. See Schedule A for disclosure of (1) the date, (2) the price and (3) the amount of shares purchased or sold by Caxton International, Caxton Equity Growth and Caxton Equity Growth (BVI) during the past sixty (60) days".

      After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

      July 14, 2000             CAXTON INTERNATIONAL LIMITED

                                By:
                                    -------------------------------------------
                                    Name:  Joseph Kelly
                                    Title: Vice President and Treasurer

                                By:
                                    -------------------------------------------
                                    Name:  Maxwell Quin
                                    Title: Secretary


                                CAXTON EQUITY GROWTH LLC

                                By:
                                    -------------------------------------------
                                    Name:  Scott B. Bernstein
                                    Title: Secretary, Caxton Associates, Manager


                                CAXTON EQUITY GROWTH (BVI) LTD.

                                By:
                                    -------------------------------------------
                                    Name:  Maxwell Quin
                                    Title: Secretary

                                By:
                                    -------------------------------------------
                                    Name:  Scott B. Bernstein
                                    Title: Director


                                CAXTON ASSOCIATES, L.L.C.

                                By:
                                    -------------------------------------------
                                    Name:  Scott B. Bernstein
                                    Title: Secretary


                                -----------------------------------------------
                                Bruce S. Kovner, by Scott B. Bernstein as
                                Attorney-In-Fact

                                                                      Schedule A

                          Caxton International Limited

                              No of Shares        Price Per Share
       Trade Date               (Sold)         (Excluding Commission)

         5/1/00                (13,100)                4.625
         6/13/00                (3,500)                5.4375
         6/14/00               (10,900)                5.4375
         6/15/00                 (100)                 5.4375
         7/5/00                 (2,728)                 5.5
         7/6/00                (12,700)                  6
         7/7/00                (19,900)               6.62742
         7/11/00               (10,000)                 6.65

                           Caxton Equity Growth L.L.C.

                              No of Shares        Price Per Share
       Trade Date           Purchased (Sold)   (Excluding Commission)

         5/1/00                  4,440                 4.625
         7/5/00                  (972)                  5.5

                         Caxton Equity Growth (BVI) Ltd.

                             No of Shares         Price Per Share
       Trade Date              Purchased       (Excluding Commission)

         5/1/00                  8,660                 4.625
         7/5/00                  3,700                  5.5

                                  Exhibit Index

Exhibit 1 - Joint Acquisition Statement Pursuant To Rule 13d-1(k)(1).